UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41752

Earlyworks Co., Ltd.

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

On July 27, 2023, Earlyworks Co., Ltd. (the “Company”) closed its initial public offering (the “IPO”) of 1,200,000 American Depositary Shares (the “ADSs”), at a price to the public of $5.00 per ADS. Each ADS represents one ordinary share of the Company.

The Company completed the IPO on a firm commitment basis pursuant to its registration statement on Form F-1 (File No. 333-269068), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 30, 2022, as amended, and declared effective by the SEC on July 24, 2023. The ADSs commenced trading on the Nasdaq Capital Market on July 25, 2023 under the ticker symbol “ELWS.”

On July 27, 2023, the Company issued a press release announcing the closing of the IPO. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated July 27, 2023, “Earlyworks Co., Ltd. Announces Closing of Initial Public Offering”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Earlyworks Co., Ltd.

Date: July 27, 2023	By:	/s/ Satoshi Kobayashi
	Name:	Satoshi Kobayashi
	Title:	Chief Executive Officer and Representative Director (Principal Executive Officer)